UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

(Check one): ☒  Form 10-KSB  ☐   Form 10-QSB  ☐   Form 11-K  ☐   Form N-SAR

For Period Ended: March 31, 2005

☐   Transition Report on Form 10-K and Form KSB

☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q and Form 10-QSB
☐   Transition Report on Form N-SAR
For the transition period ended ___________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Full name of registrant: Splinex Technology Inc.

Former name if applicable:

Address of principal executive office (Street and Number): 550 West Cypress Creek Road, Suite 410

City, State and Zip Code: Ft. Lauderdale, Florida 33309

PART II- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

The Company could not complete the Form 10-KSB within the prescribed time because of additional time required by the Company’s management to provide certain information to be included in the report.

PART IV- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

Gerard Herlihy	(954) 660-6565

(Name)	(Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes  ☐   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes  ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net losses for the year ended March 31, 2005 (“fiscal 2005”) were $3,296,189 compared to a loss of $822,847 for the period from inception, October 28, 2003, through March 31, 2004 (“fiscal 2004”). The Company’s total expenses for fiscal 2005 included operating expenses of $2,770,859 and non-operating expenses of $512,321 related to the merger of the Company with a subsidiary of Ener1, Inc., an affiliate of the Company. The Company’s total expenses for fiscal 2004 included operating expenses of $822,847. Expenses increased significantly during fiscal 2005 as the Company hired additional personnel, commenced sales and marketing activities, expanded research and development activities and became a public reporting company. The Company’s losses for fiscal 2005 increased as a result of increasing start-up expenses, which were not offset by significant revenues.

Splinex Technology Inc.,

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 29, 2005	BY: /s/ Gerard Herlihy
Gerard Herlihy, Chief Financial Officer